January 20, 2023

Mr. Michael Killoy

Mr. David Plattner

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Global Corporation Schedule TO-T filed by PHX Merger Sub, Inc. et al. Filed January 10, 2023 File No. 005-88963

Messrs. Killoy and Plattner:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated January 17, 2023 (the “Staff Letter”) regarding the Schedule TO-T (the “Schedule TO”) filed by First Brands Group, LLC, a Delaware limited liability company (“Parent”) and PHX Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser” and together with Parent, the “Filing Persons”), on January 10, 2023 (File No. 005-88963). The Filing Persons hereby set forth below responses to the comments of the Staff contained in the Staff Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff Letter. For the Staff’s convenience, the Filing Persons have incorporated the Staff’s comments into this response letter (in bold italics). Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (as amended, the “Offer to Purchase”).

Schedule TO-T filed January 10, 2023

General

1.

We note the Offer to Purchase is dated January 9, 2023, but the Schedule TO was not filed until January 10, 2023. Note that under Exchange Act Rule 14d-3(a), you are required to file the Schedule TO on the date of commencement of the tender offer. Please tell us when you commenced the tender offer, and the date upon which the offer to purchase was delivered to Horizon Global Corporation and its security holders.

Response: On January 9, 2023 the Filing Persons caused a Summary Advertisement with respect to the tender offer to be published in The New York Times (filed as Exhibit (a)(1)(E) to the Schedule TO). Also on January 9, 2023, the Offer to Purchase was provided to Horizon Global Corporation (the “Company”), and at the direction of the Filing Persons, D.F. King & Co., Inc., acting as the Filing Persons’ information agent in connection with the tender offer, commenced the mailing of the Offer to Purchase, the Schedule 14D-9, Letter of Transmittal, Broker Letter and Client Letter, as appropriate, to registered security holders of the Company and to certain custodian banks, custodian

January 20, 2023

brokers and nominees that were listed as participants on the Company’s Depository Trust Company security position report. Accordingly, for purposes of Rule 14d-2, the Filing Persons first published and sent the means to tender to security holders on January 9, 2023, and the tender offer commenced effective as of 12:01 a.m. on such date pursuant to Rule 14d-2.

As counsel to the Filing Persons discussed with the Staff in a telephone conference on January 18, 2023 (the “January 18 Call”), due to a number of issues impacting the EDGARization of the Schedule TO and the Offer to Purchase, the Filing Persons submitted the Schedule TO for filing with the Commission at 7:50 pm ET on January 9, 2023. In addition, as noted to the Staff on the January 18 Call, the filing of the Schedule TO was further delayed because, despite the Filing Persons having submitted the applicable filing fee to the Commission on the morning of January 9, 2023, the Filing Persons were unable to confirm the Commission’s receipt of such fee until the morning of January 10, 2023. The Filing Persons duly filed the Schedule TO immediately upon receipt of confirmation from the Commission that the filing fee was received, and acceptance of filing was granted at 11:39 am ET on January 10, 2023.

2.

Please disclose directly the definition of “Redemption Price.” Alternatively, please disclose clearly where shareholders can find the Preferred Stock Certificate of Designations (undefined in both the Schedule TO and Offer to Purchase) that includes such definition.

Response: Concurrently with our submission of this letter, the Filing Persons are filing an amendment to the Schedule TO, and certain exhibits thereto, setting forth a more expanded explanation of the Redemption Price (the “TO Amendment”). In addition, the Filing Persons will include the Company’s Preferred Stock Certificate of Designations, which sets forth the information needed to calculate the Redemption Price, as an exhibit to the TO Amendment.

As counsel to the Filing Persons discussed with the Staff on the January 18 Call, the Redemption Price being offered in the tender offer relates solely to the Series B Preferred Stock of the Company. All shares of the Series B Preferred Stock of the Company are held by a group of affiliated funds: Corre Opportunities Qualified Master Fund, LP; Corre Horizon Fund, LP (Series A); and Corre Horizon Fund, LP (Series B) (collectively, “Corre”). The Filing Persons undertake to provide a copy of the TO Amendment, along with the exhibits thereto, to Corre.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Carl Sanchez

Paul Hastings LLP

cc:	Jonathan E. Kellner, Paul Hastings LLP

Joseph Swanson, Paul Hastings LLP